Free Writing Prospectus (To the Prospectus dated August 31, 2007, Prospectus Supplement dated September 4, 2007 and Index Supplement dated September 4, 2007)	Filed Pursuant to Rule 433 Registration No. 333-145845 September 7, 2007

$

Return Enhanced Notes due September 26, 2008 Linked to the S&P 500® Index Medium-Term Notes, Series A

General

•

The Notes are designed for investors who seek a return of three times the appreciation of the S&P 500® Index up to a maximum total return on the Notes of 18.06% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index declines, be willing to lose some or all of your principal.

•	Senior unsecured obligations of Barclays Bank PLC maturing September 26, 2008†.

•	Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.

•	The Notes are expected to price on or about September 14, 2007 and are expected to issue on or about September 19, 2007.

Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA/Aa1)‡

Reference Asset:	S&P 500® Index (the “Index”)

Upside Leverage Factor:	3

Maximum Return:	The actual maximum return on the Notes will be set on the pricing date and will not be less than 18.06%.

Payment at Maturity:

If the final level is greater than the initial level, you will receive a cash payment that provides you with a return per $1,000 principal amount Note equal to the index return multiplied by three, subject to a maximum return on the Notes of 18.06%. For example, if the index return is 6.02% or more, you will receive the maximum return on the Note of 18.06%, which entitles you to the maximum payment of $1,180.60 for every $1,000 principal amount Note that you hold. Accordingly, if the index return is positive, your payment per $1,000 principal amount Note will be calculated as follows, subject to the maximum return:

$1,000 + [$1,000 x (Index Return x 3)]

Your investment will be fully exposed to any decline in the Index. If the final level declines from the initial level, you will lose 1% of the principal amount of your Notes for every 1% that the Index declines beyond the initial index level. Accordingly, if the index return is negative, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [($1,000 x Index Return)]

You will lose some or all of your investment at maturity if the final level declines from the initial level.

Index Return:	The performance of the Index from the initial level to the final level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	The Index closing level on the pricing date.

Final Level:	The arithmetic average of the Index closing levels on each of the five averaging dates.

Averaging Dates:	September 17, 2008†, September 18, 2008†, September 19, 2008†, September 22, 2008† and September 23, 2008† (the “final averaging date”)

Maturity Date:	September 26, 2008†

CUSIP/ISIN:	06738G SA9 and US06738GSA93

†

Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

‡

The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked) and (2) is not a recommendation to buy, sell or hold securities.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “ Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.

	Price to Public[1]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

[1]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately             %, is             %. The price to the public for all other purchases of Notes is 100%.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan Placement Agent

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2007, the prospectus supplement dated September 4, 2007, the index supplement dated September 4, 2007, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

PROGRAM CREDIT RATING

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. (“S&P”), and will be rated Aa1 by Moody’s Investor Services, Inc. (“Moody’s”). An AA rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa1 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked) and (2) is not a recommendation to buy, sell or hold securities.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated August 31, 2007, as supplemented by the prospectus supplement dated September 4, 2007 relating to our Medium-Term Notes, Series A, of which these Notes are a part, and the reference asset information contained in the index supplement dated September 4, 2007. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated September 4, 2007 and prospectus dated August 31, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194615/d424b3.htm

•	Index supplement dated September 4, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194645/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

FWP–2

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below assume an initial level of 1,472.29 and a maximum return on the Notes of 18.06%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Level	Index Return	Payment at Maturity	Total Return on the Notes
	100%	$1,180.60	18.06%
2,282.05	55.00%	$1,180.60	18.06%
2,134.82	45.00%	$1,180.60	18.06%
1,987.59	35.00%	$1,180.60	18.06%
1,840.36	25.00%	$1,180.60	18.06%
1,693.13	15.00%	$1,180.60	18.06%
1,656.33	12.50%	$1,180.60	18.06%
1,619.52	10.00%	$1,180.60	18.06%
1,582.71	7.50%	$1,180.60	18.06%
1,545.90	5.00%	$1,150.00	15.00%
1,509.10	2.50%	$1,075.00	7.50%
1,472.29	0.00%	$1,000.00	0.00%
1,398.68	-5.00%	$ 950.00	-5.00%
1,325.06	-10.00%	$ 900.00	-10.00%
1,177.83	-20.00%	$ 800.00	-20.00%
1,030.60	-30.00%	$ 700.00	-30.00%
883.37	-40.00%	$ 600.00	-40.00%
736.15	-50.00%	$ 500.00	-50.00%
588.92	-60.00%	$ 400.00	-60.00%
441.69	-70.00%	$ 300.00	-70.00%
294.46	-80.00%	$ 200.00	-80.00%
147.23	-90.00%	$ 100.00	-90.00%
0.00	-100.00%	$ 0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from an initial level of 1,472.29 to a final level of 1,545.90.

Because the final level of 1,545.90 is greater than the initial level of 1,472.29 and the index return of 5.00% multiplied by 3 does not exceed the hypothetical maximum return of 18.06%, the investor receives a payment at maturity of $1,150.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (5.00% x 3)] = $1,150.00

Example 2: The level of the Index decreases from an initial level of 1,472.29 to a final level of 1,325.06.

Because the final level of 1,325.06 is less than the initial level of 1,472.29, the index return is negative and the investor will receive a payment at maturity of $900 per $1,000 principal amount Note.

$1,000 + ($1,000 x -10%) = $900

Example 3: The level of the Index increases from an initial level of 1,472.29 to a final level of 1,582.71.

Because the index return of 7.50% multiplied by 3 exceeds the hypothetical maximum return of 18.06%, the investor receives a payment at maturity of $1,180.60 per $1,000 principal amount Note, the maximum payment on the Notes.

Selected Purchase Considerations

•

Appreciation Potential—The Notes provide the opportunity to enhance equity returns by multiplying a positive index return by three, up to the maximum return on the Notes of 18.06%, or $1,180.60 for every $1,000 principal amount Note. The actual maximum return on the Notes will be set on the pricing date and will not be less than 18.06%. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Diversification Among U.S. Equities of the S&P 500® Index—The return on the Notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “Equity Indices— S&P 500® Index” in the index supplement.

•

Certain U.S. Federal Income Tax Considerations—The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes. We intend to treat the Notes as prepaid forward contracts or other executory contracts subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. Pursuant to the terms of the Notes, each Holder agrees to treat the Notes consistent with this treatment for all U.S. federal income tax purposes.

FWP–3

This free writing prospectus has not been reviewed by our special tax counsel, Cadwalader Wickersham & Taft LLP, and the sale of the Notes to you is subject to delivery by them of an opinion to the effect that our intended treatment of the Notes is reasonable. If our special tax counsel is unable to deliver this opinion, the offering of the Notes will be terminated.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement.

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the index return is positive or negative. Your investment will be fully exposed to any decline in the final level as compared to the initial level.

•

Your Maximum Gain on the Notes Is Limited to the Maximum Return—If the final level is greater than the initial level, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the maximum return, which will be set on the pricing date and will not be less than 18.06%.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	the dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•

The Offering of the Notes May Be Terminated—The sale of the Notes is subject to delivery by our special tax counsel of an opinion regarding the tax treatment of the Notes as described under “Selected Purchase Considerations—Certain U.S. Federal Income Tax Considerations” above. If our special tax counsel is unable to deliver this opinion, the offering of the Notes may be terminated.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from January 7, 2002 through September 5, 2007. The Index closing level on September 5, 2007 was 1,472.29.

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any of the averaging dates. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

FWP–4

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities Inc. will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $10.00 per $1,000 principal amount Note.

FWP–5